Exhibit 99.2

SIGMUND S. WISSNER-GROSS

direct dial: 212.209.4930

fax: 212.938.2804

swissnergross@brownrudnick.com

October 12, 2021

Via Email and UPS

Board of Directors

Blueknight Energy Partners G.P., L.L.C.

6060 American Plaza, Suite 600

Oklahoma City, Oklahoma 74135

Attn: Duke R. Ligon, Chairman

RE:	Ergon, Inc. Offer to Acquire Common and Preferred Units of Blueknight Energy Partners, L.P.

Dear Mr. Ligon:

We are counsel to DG Capital Management, LLC, which owns and manages affiliated funds (collectively, “DG Capital”) that, we understand in aggregate, are the largest single holder of common units of Blueknight Energy Partners, L.P. (the “Company”). We write, on behalf of DG Capital, to raise preliminary objections by DG Capital to the October 8, 2021 offer of Ergon, Inc. (“Ergon”) to acquire the common units of the Company at a cash purchase price of $3.32 per unit, and preferred units at a cash purchase price of $8.46 per unit. DG Capital believes that the proposed offer is not in the best interests of the Company’s common unit holders (other than Ergon), materially undervalues the Company’s common units, and improperly seeks to shift value to preferred unit holders. Moreover, there are significant and overlapping conflicts of interest and self-dealing concerns here, with Ergon controlling the Board (a majority of the members of the Company’s Board are Ergon designees), a wholly owned Ergon entity serving as the general partner of the Company, and, as Ergon conceding in its October 8 offer letter, Ergon (directly or indirectly) owning a majority of the Company’s preferred units.

It is the position of DG Capital that the proposed cash purchase price of the common units (under a variety of metrics) is materially lower than the present fair market value of such common units. While the October 8 offer letter claims that the proposed consideration “represents a premium of approximately 5% and 3% to the 20-day volume-weighted average price of the Partnership’s common units and preferred units of $3.16 and $8.21, respectively, on the Nasdaq Global Market as of October 7, 2021,” it is the position of DG Capital that the Company’s common units have been artificially depressed in price by the Company and that their fair market value materially

Blueknight Energy Partners G.P., L.L.C. October 12, 2021 Page 2

exceeds the proposed offer price of $3.32 per common unit. Whether the common units have been artificially depressed in price as a result of willful or intentional conduct by Ergon and its representatives on the Company’s Board in an effort to later line the pockets of Ergon, or others, is outside the scope of this letter, and may need to be determined at a later juncture, if the Company insists on moving forward in discussions with Ergon regarding the proposed transaction at the current offer price. Our client is further concerned that the timing of the proposed offer, just as Congress is about to approve a major infrastructure bill that, according to the Company’s CEO, would generate substantial revenue and increased EBITDA for the Company over the next several years, suggests that Ergon, which together with its affiliates owns approximately 60.4% of the outstanding preferred units (in addition to owning approximately 6.6% of the outstanding common units), has majority control of the Company’s Board through an Ergon-owned affiliate which is the general partner of the Company, exercises effective control over the Company, is advancing a proposed offer that represents self-dealing at its worst, all to the detriment of the common unit holders. While we understand that a “Conflicts Committee” of the Board of Directors of Blueknight Energy Partners G.P., L.L.C., will according to the October 8 offer letter “review, evaluate and negotiate the terms of a transaction,” DG Capital reserves all rights as to the purported independence of the Conflicts Committee and its role in reviewing, evaluating and negotiating the terms of a proposed transactions, and does not waive any rights in such regard.

DG Capital’s concerns include, but are not limited to, the following four illustrative issues:

1.

The Company has successfully engaged over the past several years in a restructuring effort, that has resulted in a material deleveraging of the Company. The Company’s capital needs are modest, at best. The Company has substantial liquidity and balance sheet capacity, which should have resulted in larger distributions being issued to the Company’s common unit holders. DG Capital believes that the Company, in an effort to suppress the trading value of its common units, has kept its distributions artificially lower than they should have been. The fair market value of the Company’s common units, under a variety of valuation metrics, is materially higher than the proposed $3.32 per unit offered by Ergon for the common units. The role of Ergon, as well as its affiliate general partner of the Company, and the Directors of the Company in not distributing appropriate value to the common unit holders, and whether any Board decisions were made to artificially suppress the market value of the common units to unjustly favor Ergon and its affiliates, remains to be determined. We would caution both the Conflicts Committee and the Board that the common unit holders constitute the true holders of the residual interest in the Company and are owed fiduciary duties. At a minimum, it would appear to be a breach of fiduciary duty for the Board to enter into or approve a proposed transaction that strips common unit holders of such value and improperly shifts value to preferred unit holders.

2.

The Company’s preferred unit holders should be paid far less, under various valuation metrics. Such preferred units have a conversion strike price of $6.50. The proposed offer of $8.46 for preferred units, when Ergon and its affiliates own approximately 60.4% of such preferred units, represents a transparent and flagrant effort by Ergon and the Company to improperly shift value to the preferred unit holders at the expense of

Blueknight Energy Partners G.P., L.L.C. October 12, 2021 Page 3

the Company’s fulcrum security holders, i.e., the common unit holders. Moreover, providing each preferred unit with merger consideration that is a substantial premium to either its liquidation preference or conversion value represents a fundamental misallocation of value that instead should be paid to holders of the common units. It would appear to be a breach of fiduciary duty for any Board member, under the circumstances, to enter into or approve a proposed transaction which shifts value from common unit holders to the out of the money (on an as converted basis) preferred unit holders. While DG Capital appreciates that the Company’s preferred unit holders may welcome such an unwarranted windfall, proper corporate governance does not sanction such transparent and improper value shifting to benefit a controlling holder such as Ergon.

3.

The timing of the proposed offer could not be more suspect. It is well known that a major infrastructure bill is about to be approved by Congress. The Company will be a major beneficiary, for years to come, of the infrastructure bill. Indeed, on a recent investor call for the 2Q21 Quarterly Results, the Company’s CEO stated that the federal infrastructure bill could result in an increase in annual federal spending on road construction and highway work of close to 30%, resulting in at least three types of concrete financial benefits to the Company. He first noted that the federal infrastructure bill “could translate into anything from 5% to 8% higher EBITDA or operating margin for [the Company’s] asphalt business.” He further noted that the federal infrastructure bill “supports more favorable [contract] renewal environments.” Finally, he noted that the federal infrastructure bill would help to generate new organic growth projects for the Company. See Q2 2021 Earnings Call, at pages 11-12. As you presumably are aware, back in May/June 2021, when it was anticipated that a federal infrastructure bill would pass, the Company’s common units traded over $4 per unit. Putting aside the issues discussed above regarding the Company’s artificial suppression of the value of the common units and efforts to improperly shift value to the Company’s preferred unit holders, if, as expected, the federal infrastructure bill is passed and becomes law later this year, there will be significant potential upside for the Company. Accordingly, Ergon’s cynical effort to steal value and lock the Company into a proposed merger transaction with a steep discount price being offered to common unit holders, just before the infrastructure bill is passed, should be summarily rejected. It is rank self- dealing, and neither the Board nor the Conflicts Committee should sanction it.

4.

We also note that Ergon, which controls the Company as noted above, appears to be orchestrating the proposed transaction to have the Company otherwise fail to comply with best corporate governance practices under Delaware law. For example, the proposed offer does not indicate that the transaction will be conditioned on the approval of a majority of the disinterested common unit holders. This further brings into focus the degree to which the proposed offer reeks of self-dealing and constitutes nothing more than an attempt by Ergon to unjustly enrich itself at the expense of the common unit holders.

Blueknight Energy Partners G.P., L.L.C. October 12, 2021 Page 4

While DG Capital reserves all rights, please be advised that DG Capital is prepared to engage, in good faith, with the Board and/or the Conflicts Committee to ensure that common unit holders are treated fairly and that, if a transaction is to occur, it be done with value allocation metrics that are consistent with proper corporate governance to assure that fiduciary duties owed to the common unit holders are upheld. Based upon the foregoing, it is DG Capital’s position that the fair market value of the common units exceeds $6.00 per unit and that is without accounting for the additional potential upside to the value of the Company’s common units resulting from the passage of the proposed infrastructure bill, which the Company expects to be significant. The foregoing represents the preliminary analysis of DG Capital with respect to the proposed offer, and DG Capital reserves the right to supplement this letter as its investigation and analysis of the Ergon offer and the proposed transaction continues.

Our client would like to further present its views to you and other members of the Conflicts Committee and/or to the Board, and proposes to do so within the next week. Please let us know your availability at your earliest convenience.

Sincerely,

BROWN RUDNICK LLP

/s/ Sigmund S. Wissner-Gross
Sigmund S. Wissner-Gross